Exhibit A

Rules of Conduct
Extraordinary General Meeting of Shareholders

of Global Cord Blood Corporation

These Rules of Conduct (these “Rules”) are for the Extraordinary General Meeting of Shareholders (the “Meeting”) of Global Cord Blood Corporation (the “Company”), convened by Blue Ocean Structure Investment Co Ltd (the “Convening Shareholder”) with the support of certain other shareholders of the Company. In fairness to all participants and in the interest of an orderly and constructive Meeting, these Rules of conduct will be enforced. Participants who fail to comply with these Rules will be removed from the Meeting.

1.	The Meeting will be held at the offices of DLA Piper LLP (US), counsel to the Convening Shareholder, at 1251 Avenue of the Americas, New York, New York, 10020-1104. Upon entering the building, you must register with building security using a valid personal identification. Inform building security that you are attending the Meeting at the DLA Piper offices, and they will liaise with DLA Piper for you to be escorted to the Meeting registration station in DLA Piper’s offices.

2.	Once at the Meeting registration station, all attendees must register at the registration desk before entering the Meeting room. Only a verified shareholder or director of the Company will be admitted to the Meeting, unless otherwise determined by the Convening Shareholder. All attendees must present valid personal identification and proof of full vaccination against COVID-19 (including at least one booster) or proof of a negative antigen test obtained within 24 hours of the Meeting start time. Shareholders and proxy holders must present evidence of ownership as of the record date in a form satisfactory to the Convening Shareholder (in its sole discretion).

3.	Please note that the Meeting will begin promptly at 9:00 a.m. ET, at which time no additional participants will be admitted to the Meeting room. Accordingly, participants must have successfully completed all registration steps prior to 9:00 a.m. ET.

4.	The use of audio or video recording equipment and the taking of photographs are strictly prohibited. Cell phones, tablets and similar electronic devices must be turned off prior to entering the Meeting room.

5.	The Meeting will follow the Agenda provided to all shareholders upon entering the Meeting.

6.	Only shareholders of record as of May 18, 2022 or their duly authorized proxy holders are entitled to vote at or participate in the Meeting. If you hold your shares in street name through a bank, broker or other nominee, you cannot vote your shares at or participate in this Meeting unless you have a legal proxy from your bank, broker or other nominee.

7.	You need not vote at this Meeting if you have already voted by proxy. If you wish to change your vote or if you have not voted, please request a ballot and turn in the completed ballot before the closing of polls.

8.	Because this is a meeting of Company shareholders, only Company shareholders are permitted to ask questions during the Meeting. All questions and comments must be directed to the chairperson of the Meeting, after the chairperson opens the floor for questions. You may not address the Meeting unless first recognized by the chairperson.

9.	If you wish to be recognized, please raise your hand. When recognized by the chairperson, please state your full name and indicate whether you are a shareholder or a proxy holder. If you are a proxy holder, state the name of the shareholder that gave you the proxy. Then, succinctly state your question or comment. Please permit each speaker to conclude his or her remarks without interruption. The chairperson will warn speakers when they are out of order and stop any discussions that include derogatory references that are not in good taste or discussions related to personal grievances.

10.	Your questions or comments should be strictly confined to the matters under consideration at the Meeting.

11.	Each speaker is limited to no more than 2 questions or comments, each of which must be no more than 5 minutes in length. Please allow other speakers to be recognized before asking to be recognized again.

12.	The chairperson of the Meeting shall have the authority necessary to preside over the Meeting and may make any and all determinations with respect to the conduct of the Meeting and procedures to be followed during the Meeting.